UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, DC

SECURITIES EXCHANGE ACT OF 1934
Release No. 54632/October 20, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12399

In the Matter of   :
                                         :
PAYSTAR CORP.,   :
ROYAL OAK MINES, INC.,   :   ORDER MAKING FINDINGS AND
RUBBER TECHNOLOGY   :   REVOKING REGISTRATIONS BY
     INTERNATIONAL, INC.,   :   DEFAULT
SUREBEAM CORP., and   :
SYNCRONYS SOFTCORP   :

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on August 28, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). All Respondents were served with the OIP no later than August 31, 2006. See 17 C.F.R. § 201.141(a)(2)(ii). To date, no Respondent has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220. Additionally, no Respondent appeared at a prehearing conference held on September 19, 2006.

On September 12, 2006, the Division of Enforcement filed a motion requesting entry of an order of default against each Respondent. On September 19, 2006, I ordered each Respondent to show cause, on or by October 13, 2006, why it should not be held in default and why the registrations of its securities should not be revoked. To date, no Respondent has responded to my show cause order.

Accordingly, each Respondent is in default for failing to file an Answer, appear at a prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). As authorized by Rule 155 of the Commission's Rules of Practice, I deem the following allegations in the OIP to be true.

Paystar Corp. (Paystar) (CIK No. 1080531) is a Nevada corporation located in Lodi, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Paystar is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $7,026,752 for the prior nine months. In the audit opinion accompanying Paystar's Form 10-KSB for the year ended December 31, 2001, Paystar's auditors expressed doubt about the company's ability to continue as a going concern, in light of its recurring losses and negative net worth. As of August 21, 2006, the company's common stock was quoted on the Pink Sheets, had eighteen market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3). Paystar's common stock had an average daily trading volume of 10,499,583 shares during the year ended July 20, 2006.

Royal Oak Mines, Inc. (Royal Oak), (CIK No. 41304) is an Ontario corporation located in Kirkland, Washington, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Royal Oak is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1998, which reported a net loss of $396,495,000 (Canadian dollars) for the prior year. As of August 21, 2006, Royal Oak's common stock was quoted on the Pink Sheets, had fourteen market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3). Royal Oak's common stock had an average daily trading volume of 149,794 shares during the year ended July 20, 2006.

Rubber Technology International, Inc. (RTI), (CIK No. 1083449) is a Nevada corporation located in Los Angeles, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). RTI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended August 31, 2003. For the fiscal year ended 2002, RTI's auditors expressed doubt about the company's ability to continue as a going concern, in light of recurring operating losses and net capital deficiency. As of August 21, 2006, RTI's common stock was quoted on the Pink Sheets, had nine market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3). RTI's common stock had an average daily trading volume of 101,277 shares during the year ended July 20, 2006.

Surebeam Corp. (Surebeam), (CIK No. 1121309) is a void Delaware corporation located in San Diego, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Surebeam is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2003, which reported a net loss of $6,666,000 for the prior three months. On January 19, 2004, Surebeam filed for bankruptcy under Chapter 7 in the United States Bankruptcy Court for the Southern District of California, which proceeding was still pending as of May 30, 2006. In a Form 8-K filed on January 12, 2004, Surebeam announced that it would cease business operations on January 16, 2004. As of August 21, 2006, Surebeam's common stock was quoted on the Pink Sheets, had fourteen market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3). Surebeam's common stock had an average daily trading volume of 344,162 shares during the year ended July 20, 2006.

Syncronys Softcorp (Syncronys) (CIK No. 798077) is a permanently revoked Nevada corporation located in Marina del Rey, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Syncronys is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 1998, which reported a net loss of $5,809,200 for the prior nine months. On July 15, 1998, the company filed for bankruptcy under Chapter 11 in the United States Bankruptcy Court for the Central District of California. That proceeding was later converted to a Chapter 7 proceeding and was terminated on October 30, 2002. In the order terminating the proceeding, the court noted that the trustee had advised the court that the estate had a zero balance. As of August 21, 2006, the company's common stock was quoted on the Pink Sheets, had seven market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3). Syncronys' common stock had an average daily trading volume of 71,735 shares during the year ended July 20, 2006.

Each Respondent is delinquent in its periodic filings with the Commission and each has either failed to cure its delinquencies in response to delinquency letters sent to it by the Division of Corporation Finance requesting compliance with the periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB) and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). As a result of their failure to make required period filings, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

In light of the foregoing, I find it necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Paystar, Royal Oak, RTI, Surebeam, and Syncronys.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Paystar Corp., Royal Oak Mines, Inc., Rubber Technology International, Inc., Surebeam Corp., and Syncronys Softcorp are hereby REVOKED.

_____
Lillian A. McEwen
Administrative Law Judge